AGAPE ATP CORPORATION

1705 – 1708, Level 17, Tower 2, Faber Towers, Jalan Desa Bahagia,

Taman Desa, Kuala Lumpur, Malaysia 58100

April 17, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jane Park

Re:	Agape ATP Corporation
Registration Statement on Form S-1, as amended
File No. 333-286470
Request for Acceleration of Effective Date

Dear Ms. Park:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1, as amended (File No. 333-286470) (the “Registration Statement”) to become effective on Tuesday, April 21, 2025, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Huan Lou of Sichenzia Ross Ference Carmel LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Huan Lou of Sichenzia Ross Ference Carmel LLP, counsel to the Registrant, at (646) 810-2187.

Very truly yours,

AGAPE ATP CORPORATION

By:	/s/ How Kok Choong
Name:	How Kok Choong
Title:	Chief Executive Officer

cc:	Huan Lou, Sichenzia Ross Ference Carmel LLP